

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Jacob Meldgaard
Executive Director and Principal Executive Officer
TORM plc
Birchin Court
20 Birchin Lane
London, EC3V 9DU
United Kingdon

> **Re: TORM plc**
> **Registration Statement on Form F-3**
> **Filed December 6, 2021**
> **File No. 333-261514**

Dear Mr. Meldgaard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Keith Billotti, Esq